UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HURRAY! HOLDING CO., LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

447773102 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 447773102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Shudan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

113,600,140
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

113,600,140
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,600,140 ordinary shares (1,136,001 American Depositary Shares representing 113,600,100 ordinary shares and 40 ordinary shares).
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.2%
12	TYPE OF REPORTING PERSON*

IN

CUSIP No. 447773102	13G	Page 3 of 5 Pages

Item 1.	(a)	NAME OF ISSUER

Hurray! Holding Co., Ltd.

Item 1.	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15/F, Tower B Gateway Plaza No. 18 Xia Guang Li North Road East Third Ring Chaoyang District Beijing 100027 PRC

Item 2.	(a)	NAME OF PERSON FILING:

Shudan Zhang

Item 2.	(b)	ADDRESS OF PRINCIPAL OFFICE

The business address of Shudan Zhang is c/o Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring Chaoyang District, Beijing 100027, PRC.

Item 2.	(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

Mr. Zhang is a citizen of the People’s Republic of China.

Item 2.	(d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

Item 2.	(e)	CUSIP NUMBER:

447773102

Item 3.	Not applicable.

CUSIP No. 447773102	13G	Page 4 of 5 Pages

Item 4 .	OWNERSHIP

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the reporting person filing this Statement is provided as of December 31, 2006.

(a) Amount Beneficially Owned:

113,600,140 ordinary shares (1,136,001 American Depositary Shares representing 113,600,100 ordinary shares and 40 ordinary shares).

(b) Percent of Class:

5.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

113,600,140

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

113,600,140

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 447773102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ Shudan Zhang
Mr. Shudan Zhang